UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Corus Group plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17-19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,826,632 ordinary shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.19%

14.	Type of Reporting Person (See Instructions) CO

*                                         Gallagher Holdings Limited has entered into cash settled prepaid forward sales with respect to the equivalent of 454,826,632 ordinary shares and has loaned all of such shares in connection with the sales. Gallagher Holdings Limited has entered into a cash settled prepaid forward sale without a stock loan with respect to the equivalent of 130,000,000 ordinary shares. As a result of the foregoing, all of Gallagher Holdings Limited’s ordinary shares of Corus Group plc are subject to cash settled prepaid forward sale agreements.

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,000,000 ordinary shares*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 130,000,000 ordinary shares*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 584,826,632 ordinary shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.19%

14.	Type of Reporting Person (See Instructions) IN

*              See Item 6.

This Amendment No. 10 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (“Gallagher”) and Alisher Usmanov (the “Shareholder”) on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003, Amendment No. 2 thereto dated December 15, 2003, Amendment No. 3 thereto dated January 23, 2004, Amendment No. 4 thereto dated January 26, 2004, Amendment No. 5 thereto dated February 26, 2004, Amendment No. 6 thereto dated March 17, 2004, Amendment No. 7 thereto dated March 25, 2004, Amendment No. 8 thereto dated April 14, 2004 and Amendment No. 9 thereto dated December 17, 2004 (as amended by such amendments, the “Schedule 13D”).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 10 and not otherwise defined have the meanings given to them in the Schedule 13D, as previously amended or supplemented.

Item 2.	Identity and Background

(a)–(c), (f)              Karl-Heinz Hemmerle resigned from the board of directors on December 21, 2004.  At a meeting of the board of directors of Gallagher held on January 10, 2005, Ardavan Moshiri, a citizen of the United Kingdom (the “Second Director”), and Evangelos Gregoriou, a citizen of Cyprus (the “Third Director”), were appointed directors of Gallagher.  The other director of Gallagher, and its sole executive officer, is Demetrios Serghides, who has previously been identified in this Schedule 13D.

The Second Director is the Chairman of OOO “Ural Steel,” located at Zemlianoi Val, 50a/8, Building 2, 109128, Moscow, Russian Federation, which is also the Second Director’s business address.  The principal business of Ural Steel is the production of steel. The Third Director is General Manager of Ledra Management Limited, a company registered in the Republic of Cyprus, Ledra House, 15 Ayiou Pavlou Street, Ayios Andreas, 1105 Nicosia, Cyprus, which is also the Third Director’s business address.  The principal business of Ledra Management Limited is providing corporate services.

(d) During the last five years, neither the Second Director nor the Third Director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Second Director nor the Third Director has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was and is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer
Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)-(b)     Gallagher has an interest in a total of 584,826,632 ordinary shares of the Issuer. Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 22, 2004, the Issuer had 4,434,759,050 outstanding ordinary shares as of January 3, 2004, of which the ordinary shares in which Gallagher now holds an interest constitute 13.19%.

The equivalent of 584,826,632 of Gallagher’s ordinary shares of Corus Group plc are subject to prepaid forward sale agreements (454,826,632 of which are subject to a related loan agreement), as further discussed in Item 6. Except as described in Item 6, the Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of 130,000,000 of such ordinary shares.

To the knowledge of either Filing Person, none of the Manager, the Second Director or the Third Director beneficially owns any ordinary shares of the Issuer.

(c)           In 2004, Gallagher entered into several transactions in the open market for the sale and purchase of ordinary shares of the Issuer, the net result of which was a decrease in its holdings equal to 9,000,000 ordinary shares.  Except as set forth in Item 6, neither Filing Person nor, to the knowledge of either Filing Person, the Manager, the Second Director or the Third Director, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No. 10 to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by inserting the following text after the fourth paragraph under the subheading “Prepaid Forward Sale Transaction”:

On February 11, 2005, Gallagher entered into a prepaid forward sale transaction with CS with respect to 54,826,632 ordinary shares of the Issuer. The terms and conditions of this transaction are substantially similar to the terms and conditions of the Forward Contract of December 14, 2004. The loan of such shares is subject to the terms and conditions of the Loan Agreement.

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Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
1	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

4	Loan Agreement dated January 20, 2004 between Kanton Services Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 5 to Schedule 13D filed February 26, 2004).

5	Loan Agreement dated April 6, 2004 between Sevenkey Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 8 to Schedule 13D filed April 14, 2004).

99.6	Prepaid Forward Sale Transaction dated December 14, 2004 between Credit Suisse and Gallagher Holdings Limited (filed as exhibit to Amendment No. 9 to Schedule 13D filed December 17, 2004).

99.7	Global Master Securities Lending Agreement dated December 14, 2004 between Credit Suisse and Gallagher Holdings Limited (filed as exhibit to Amendment No. 9 to Schedule 13D filed December 17, 2004).

99.8	Prepaid Forward Sale Transaction dated February 16, 2005 between Credit Suisse and Gallagher Holdings Limited.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2005

GALLAGHER HOLDINGS LIMITED

By:	/s/ Demetrios Serghides
Name: Demetrios Serghides
Title: Director

/s/ Alisher Usmanov
ALISHER USMANOV

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